CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Fuller & Thaler Asset Management, Inc. (“Fuller & Thaler”), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Fuller & Thaler for the periods: (a) January 1, 1992 through March 31, 2016; and (b) January 1, 2017 through June 30, 2017, issued by ACA Performance Services, LLC doing business as ACA Compliance Group, and to related references to our firm, included in or made a part of Fuller & Thaler’s Prospectus dated December 20, 2017 for the Fuller & Thaler Behavioral Small-Cap Equity Fund, the Fuller & Thaler Behavioral Small-Cap Growth Fund, and the Fuller & Thaler Behavioral Mid-Cap Value Fund mutual funds.

December 18, 2017

ACA Performance Services, LLC

By:
Catherine Saadeh
General Counsel and Secretary